NAME OF REGISTRANT: Bloomin’ Brands, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Green Century Capital Management

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 6 on Bloomin’ Brands, Inc. 2021 Proxy Statement:

Issue Report Assessing Efforts to Mitigate Supply Chain Greenhouse Gas Emissions

Bloomin’ Brands, Inc. Symbol: BLMN

Filed by: Green Century Capital Management

Green Century Capital Management seeks your support for the deforestation-related proposal filed at Bloomin’ Brands, Inc. (hereby referred to as “Bloomin’” or “the Company”) in the 2021 proxy statement asking the Company to improve efforts to mitigate supply chain greenhouse gas emissions, with particular attention to addressing supply chain deforestation and land use change. The Proponent believes taking such action would serve the long-term interests of the Company by mitigating potential supply chain, competitive, and reputational risks.

Resolved: Shareholders request Bloomin’s Board of Directors issue a report, within a reasonable time, outlining if and how it could increase the scale, pace, and rigor of its efforts to reduce its total contribution to climate change, including emissions from its supply chain.

Supporting Statement: Proponents defer to the Board’s discretion, but recommend assessing the relative benefits and drawbacks of:

•	Adopting greenhouse gas emissions reduction targets for Bloomin’s full carbon footprint that align with limiting global temperature increases to 1.5C;
•	Increasing the scale, pace, and rigor of initiatives aimed at reducing the carbon intensity of Bloomin’s supply chain;
•	Adopting a no-deforestation policy for all relevant commodities;
•	Increasing the use of plant-based proteins.

RATIONALE FOR A “YES” VOTE

1.	Operational risk – The environmental impacts of climate change and deforestation can affect agricultural productivity, which could lead to supply chain disruptions and associated expenses.
2.	Competitive risk - Bloomin’ lacks supply chain greenhouse gas emission reduction targets and is consequently ceding competitive advantage to its peers, which have identified climate and deforestation risk as material and set and made progress toward emissions reduction and no-deforestation goals.
3.	Limited disclosure – More investors are expecting companies to make climate-related risk disclosures and set targets for mitigating those risks. Bloomin’ is not aligned with these expectations.
4.	Reputational risk – Failure to adequately mitigate supply chain greenhouse gas emissions exposes Bloomin’ to numerous risks, including shifting consumer demand and public awareness campaigns targeting companies linked to negative environmental impacts.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for Item Number 6 following the instruction provided on the management’s proxy mailing.

BACKGROUND

The US Commodity Futures Trading Commission identifies climate change as a systemic risk that threatens the stability of financial markets;1 the climate crisis will “affect everything that businesses do.”2 Biodiversity loss is an equally impending systemic risk that threatens the stability of industries that depend on ecosystem services. Depleted ecosystem services will impact financial returns as activities which rely on them take on punitive costs and become less profitable.3

One of the leading drivers of climate change is deforestation, accounting for roughly 12% of anthropogenic emissions4 according to the Intergovernmental Panel on Climate Change. An estimated 40% of global deforestation is driven by the production of agricultural commodities, including beef and soy.5 A recent CDP survey found that global businesses sourcing forest-risk commodities stand to lose $53 billion if actions are not taken to curb deforestation.6

Rising temperatures, increased drought, and changing precipitation patterns resulting from climate change7 pose material financial risks to businesses all along the agricultural supply chain in the form of lower crop yields, reduced agricultural productivity,8 and increased costs for irrigation and transportation.9 Companies reliant on agricultural products are exposed to variability of supply as well as price volatility.10

Recognizing the substantial risks posed by climate change, companies are working to reduce their carbon emissions by setting science-based emissions reduction targets for Scope 1, 2, and 3 emissions. Scope 3 emissions are those found in a company’s supply chain and include impacts from deforestation and other types of land use change; adopting no-deforestation policies for forest-risk commodities is a common way to address Scope 3 emissions.11

As of January 2021, over 1,000 companies have joined the Science-Based Targets Initiative (SBTi). SBTi is a partnership between CDP, the UN Global Compact, the World Resources Institute (WRI), and the World Wide Fund for Nature (WWF) that works with companies to set ambitious climate goals aligned with the Paris Agreement.12 Half of the companies working with SBTi have already announced their science-based greenhouse gas targets and the other half will announce targets within the next two years.13 A 2019 report on corporate no-deforestation policies identified more than 480 companies that have committed to reducing their exposure to deforestation in their operations and supply chains.14

The operations and profitability of the restaurant industry are based on the availability of agricultural commodities. The production of these commodities contributes to climate change and simultaneously is affected negatively by its impacts. Restaurants, including Bloomin’, will remain exposed to material financial risk if climate change is not addressed sufficiently.

1.	OPERATIONAL RISK

Bloomin’ identified fluctuations in commodity availability and price as risk factors in its 2020 10-K.15 Meat, poultry, and fish are central menu items in Bloomin’s restaurants and are high greenhouse gas-emitting commodities that can be linked to deforestation directly or indirectly through feed (the majority of soy is used for animal feed).16 These commodities are subject to price volatility and changing availability in response to the impacts of climate change.

Beef production is a major contributor to climate change; its carbon intensity increases when linked to deforestation. Beef accounts for the majority of Bloomin’s purchased proteins.17

•	A UN Food and Agriculture Organization study found that an estimated 14.5% of manmade carbon emissions come from food production, 41% of which stem from beef.[18] Beef production emits more greenhouse gases per kilogram of product than any other food, at around 60 kg of carbon dioxide equivalent per kilogram of food product.[19] The second closest food emits less than half the amount of carbon dioxide equivalent per kilogram of food product.[20]

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•	Bloomin’ sources beef for its restaurants,[21] including from Brazil where the risk of cattle-driven deforestation is high.[22] Greenhouse gas emissions from beef production associated with land use change have been found to be anywhere between 1.5 to 25 times greater than beef production from previously established pasture land.[23]
o	Some of this beef is from Brazilian suppliers JBS and Marfrig, meat processors associated with illegal practices that operate in areas at high risk of deforestation.[24] JBS faced sanctions from the Brazilian government in 2017 for buying tens of thousands of cattle from illegally deforested areas in the Amazon. [25] A 2019 investigation from Repórter Brasil found both JBS and Marfrig have purchased cattle from ranches associated with illegal deforestation and slave labor.[26]

Bloomin’s extensive beef consumption, including beef with possible ties to deforestation, contributes to the Company’s greenhouse gas emissions and poses operational risk.

•	Given the scale and geographical scope of Bloomin’s beef sourcing and peer greenhouse gas emission disclosures (98.8% of McDonald’s 2019 carbon emissions were Scope 3, i.e. from its supply chain),[27] the majority of Bloomin’s contribution to climate change is likely from Scope 3 emissions. Without robust goals for addressing supply chain emissions, Bloomin’ may be contributing to systemic risks that could impact its long-term sustainability.
o	Deforestation driven by commodity agriculture compromises medium- and long-term agricultural productivity, which influences commodity availability. Deforestation drives soil erosion, which has caused nearly 33 percent of the world’s adequate or high-quality food-producing land to be lost, threatening future commodity availability and agricultural productivity.[28]
o	Climate change and deforestation create volatility in commodity markets, generate risk for global food security,[29] and pose risks to supply chain continuity for companies sourcing agricultural commodities. Bloomin’s deforestation exposure and lack of greenhouse gas targets thus potentially contribute to the Company’s own commodity shortages and costs.

The Covid-19 pandemic has badly impacted the restaurant industry. Deforestation makes pandemics more likely.

•	Given the pandemic’s material financial impact on the industry, it is in the best interest of the Company and investors to prevent another from occurring.[30] Experts predict that continued deforestation could be the cause of the next global pandemic,[31] which would pose further material risk to the Company. Bloomin’ could help mitigate this potential future risk by adopting a no-deforestation policy.

2.	COMPETITIVE RISK

Bloomin’ lags in adopting greenhouse gas emissions reduction targets and no-deforestation policies that would help mitigate the Company’s exposure to climate-related risks. Many of Bloomin’s quick service and fast-casual competitors have developed such policies, including some who have advanced their work in this area during the Covid-19 pandemic. Bloomin’ cites “growing competition from quick service and fast-casual restaurants, the supermarket industry and meal kit and food delivery providers” as a risk in its 2020 10-K.32

Competitors have policies to reduce their greenhouse gas emissions, including from Scope 3 supply chain emissions.

•	McDonald’s was the first global restaurant company to set science-based greenhouse gas emission reduction targets. The company publicly discloses its Scopes 1, 2, and 3 emissions annually and encourages its suppliers to set science-based targets and report on their progress to CDP.[33]

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•	Chipotle recently accelerated the timeline of its goal to measure and report on its Scope 3 emissions from 2025 to this year.[34] It has committed to set targets through the Science-Based Target initiative by the end of 2021.[35] In 2020, Chipotle also launched Real Foodprint, a tracker that allows customers to calculate their meal’s environmental impact. [36]

•	Yum! Brands conducted evaluations of its Scope 1, 2, and 3 emissions in 2020 in preparation for developing science-based targets that will address impacts within their supply chain, including agriculture and land-use practices. [37]

•	Restaurant Brands International has measured its Scope 1, 2, and 3 emissions across all brands and is currently developing a greenhouse gas emissions reduction target. [38]

Many of Bloomin’s competitors also have policies specific to eliminating supply chain deforestation.

•	McDonald’s has committed to eliminating deforestation from its global beef, palm oil, coffee, fiber-based packaging, and poultry supply chains by 2030.[39] The company is a signatory of the New York Declaration on Forests and the Cerrado Manifesto[40] and is a member of the Roundtable on Sustainable Palm Oil.[41] It ensures transparency by aligning its progress reporting with the Accountability Framework initiative.[42]

•	The Cheesecake Factory is working towards zero deforestation from the sourcing of cocoa, coffee and tea as part of its Sustainable Sourcing Policy and hopes to achieve this by 2025.[43] Creating biodiversity action plans that conserve natural habitats in the areas it sources from is another 2025 goal.[44] Cheesecake Factory achieved its goal to source sustainably certified palm oil in 2020.[45]

•	Yum! Brands has a no-deforestation commitment for its forest-risk agricultural commodities.[46] In 2019, it achieved 100% RSPO sourcing for the palm oil used in cooking and audited 100% of the Brazilian soy mills from which it sources for alignment with the Amazon Soy Moratorium.[47] The company is a member of the Roundtable for Sustainable Palm Oil, the New York Declaration on Forests,[48] and received an ‘A-‘score from CDP Forests for palm oil.[49]

•	Restaurant Brands International has committed to eliminating deforestation in its beef, palm oil, soy, coffee and fiber-based packaging supply chains by 2030. The company developed its no-deforestation policy in 2020 and plans to create its implementation plan in 2021.[50]

3.	FAILURE TO MEET INVESTOR EXPECTATIONS FOR DISCLOSURE AND CLIMATE RISK MITIGATION

Investor expectations on climate risk have shifted greatly in recent years, especially around climate-related disclosures. More institutional investors expect the companies they invest in to provide comprehensive disclosure on climate and other material ESG risks. In June 2020, 105 investors representing over $10 trillion in assets under management pressed more than 1000 high-impact global corporations to disclose environmental data through CDP.51 The Securities and Exchange Commission recently announced plans to update its guidelines on climate change-related risk to require consistent, comparable and reliable disclosures.52

As investor expectations related to climate risk become standard, Bloomin’ may be viewed as a laggard if it does not align itself with this broader shift.

Bloomin’s current reporting and disclosure are insufficient to inform consumers and investors of company risks and risk mitigation efforts.

●	The Company has not made any substantive changes to its public reporting following the 26.5% vote in support of a shareholder proposal requesting a report on supply chain emissions at Bloomin’s general meeting last year.[53]
●	Notably, Bloomin’s reporting is not TCFD-aligned.[54] The Company does not disclose its Scope 1, 2, or 3 emissions or any targets the Company uses to mitigate the associated risks.[55]
○	Bloomin’s largest shareholder,[56] BlackRock, has asked all companies it invests in to align their reporting with TCFD.[57] “Because better sustainability disclosures are in companies’ as well as investors’ own interests, I urge companies to move quickly to issue them rather than waiting for regulators to impose them,” said Larry Fink in his 2021 letter to CEOs.[58]

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●	Bloomin’ does not report to CDP Climate Change or Forests[59] and does not produce an annual sustainability report, in contrast to Yum! Brands 60, McDonald’s 61 and Restaurant Brands International,[62] which all submit reports both to CDP Climate Change and Forests.

Investor expectations for climate risk mitigation are changing.

•	BlackRock announced earlier this year that it expects all companies it invests in to disclose their plans for aligning their business models with a net zero greenhouse gas emission economy by 2050.[63] BlackRock also released commentary in March 2021 about natural capital as an investment issue, including its expectations for deforestation risk management.[64]
•	In 2020, a coalition of investors representing $11.4 trillion dollars in assets under management called on Bloomin’s quick service and fast-casual competitors, including McDonald’s, Chipotle, and Wendy’s, to take meaningful action to address emissions in their meat and dairy supply chains out of concern for future risk to the companies. The engagement was reported on by BBC[65] and Forbes.[66]
•	Bloomin’s current policies lack clear targets for addressing greenhouse gas emissions and achieving sustainable sourcing objectives.[67] For example, the extent of Bloomin’s commitment to sustainable sourcing is to “taking practical, science-based steps to promote sustainability throughout our supply chain.”[68]

4.	REPUTATIONAL RISKS

Bloomin’ cites the inability “to anticipate or successfully respond to changes in consumer preferences” as a risk in its 2020 10-K.69 Growing concern about climate change is shifting consumer preferences. According to a 2020 Capgemini study, 79% of consumers are changing their purchasing preferences based on sustainability.70 Negative attention from media and NGO campaigns is increasing public awareness of deforestation as an environmental concern. Bloomin’ lacks policies for science-based greenhouse gas emission reduction targets and preventing deforestation in its supply chains, heightening its potential for reputational damage.

Companies linked to deforestation may receive negative attention, impairing brand reputation.

●	Major media outlets, including The New York Times,[71] The Washington Post,[72] and Bloomberg,[73] are increasingly covering deforestation, exposing laggard companies to reputational risk.
●	Chain Reaction Research, which analyzes financial risk in soft commodity supply chains, has calculated that reputation events can impact company value by as much as 30 percent.[74] JBS’s stock price fell 25 percent in 2017 after JBS purchased cattle from illegally deforested regions in Brazil.[75]
●	Influential NGOs have targeted companies, including restaurant brands with exposure to deforestation, in high-profile campaigns. Bloomin’ peer Burger King, for example, was the subject of an anti-deforestation campaign led by a coalition of NGOs, including Mighty Earth and the Union of Concerned Scientists.[76] Burger King was subsequently featured prominently in critical articles about deforestation in the BBC[77] and the Guardian.[78] The attention ultimately forced Restaurant Brands International, Burger King’s parent company, to adopt new sustainability commitments.
●	Conversely, where companies have strong policies in place, attention from NGOs can be an opportunity to demonstrate leadership and competitive advantage. McDonald's pledge to end deforestation in its supply chains was met with broad acclaim from NGO observers like the Union of Concerned Scientists[79] and the Environmental Defense Fund.[80]

Consumers are increasingly concerned about sustainability, expecting companies to act, and are shifting their purchasing practices accordingly.

●	More than two-thirds of restaurant customers “would be willing to pay more for a restaurant’s green practices,” according to 2014 survey.[81] The National Restaurant Association’s 2018 report on sustainability found that about half of consumers said that restaurants' sustainability efforts were “factors in choosing where to dine.”[82]

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●	A 2018 survey found that 72 percent of Americans say global warming is important to them.[83]
●	A survey from Cone Communications found that 83 percent of shoppers consider sustainability when making food purchasing decisions.[84]

CONCLUSION

Bloomin’ lacks sufficient policies and disclosure of efforts to address the risks posed by greenhouse gas emissions, including in its supply chain. Reporting on Bloomin’s ability to increase the scale, pace, and rigor of efforts to reduce its total contribution to climate change would help the Company address operational, competitive, and reputational risk and the evolution of consumer preference.

Shareholders are urged to vote FOR the proposal asking Bloomin’ to reduce its total contribution to climate change.

For questions regarding this proposal, please contact Annalisa Tarizzo, Green Century Capital Management, atarizzo@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for Item Number 6 following the instruction provided on the management’s proxy mailing.

1 https://www.theregreview.org/2020/11/04/ramani-climate-change-systemic-financial-risk/

2 https://hbr.org/2007/10/climate-business-_-business-climate

3 https://realassets.axa-im.com/content/-/asset_publisher/x7LvZDsY05WX/content/biodiversity-crisis-the-role-of-investors-in-resolving-species-extinction-part-1/23818#4

4 https://www.tsijournals.com/abstract/deforestation-causing-global-warming-and-climate-change-11492.html.

5 https://iopscience.iop.org/article/10.1088/1748-9326/7/4/044009

6 https://www.cdp.net/en/articles/media/53-billion-at-risk-from-deforestation-yet-only-1-percent-of-companies-taking-best-practice-action

7 https://climate.nasa.gov/effects/.

8 https://www.ucsusa.org/resources/climate-change-and-agriculture.

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10 https://www.economicshelp.org/blog/4977/economics/problems-of-agriculture-market-failure/

11 https://engagethechain.org/investor-guide-deforestation-and-climate-change

12 https://sciencebasedtargets.org/about-us#who-we-are

13 https://sciencebasedtargets.org/resources/files/SBTiProgressReport2020.pdf

14 https://www.forest-trends.org/publications/targeting-zero-deforestation/

15 https://investors.bloominbrands.com/static-files/d23c92c3-f0d2-4e94-8bc3-f9d451870739

16 https://news.mongabay.com/2019/01/brazilian-hunger-for-meat-fattened-on-soy-is-deforesting-the-cerrado-report/

17 https://investors.bloominbrands.com/static-files/d23c92c3-f0d2-4e94-8bc3-f9d451870739

18 https://www.wri.org/blog/2019/04/6-pressing-questions-about-beef-and-climate-change-answered

19 https://ourworldindata.org/environmental-impacts-of-food

20 https://ourworldindata.org/environmental-impacts-of-food

21 https://investors.bloominbrands.com/static-files/d23c92c3-f0d2-4e94-8bc3-f9d451870739

22 https://chainreactionresearch.com/report/cattle-driven-deforestation-a-major-risk-to-brazilian-retailers/#:~:text=Cattle%2DDriven%20Deforestation%3A%20A%20Major%20

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26 https://news.mongabay.com/2019/09/worlds-biggest-meatpackers-buying-cattle-from-deforesters-in-amazon/

27 https://corporate.mcdonalds.com/corpmcd/our-purpose-and-impact/our-planet/climate-action.html#ourPerformance

28 https://www.rt.com/news/324516-soil-erosion-study-catastrophic/#:~:text=The%20scientists%20concluded%20that%20nearly,ability%20to%20replace%20diminished%20soil.

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32 https://investors.bloominbrands.com/static-files/d23c92c3-f0d2-4e94-8bc3-f9d451870739

33 https://corporate.mcdonalds.com/corpmcd/our-purpose-and-impact/our-planet/climate-action.html

34 https://www.nrn.com/fast-casual/chipotle-will-be-tying-executive-compensation-diversity-and-sustainability-goals

35 https://www.chipotle.com/about-us/sustainability

36 https://www.restaurantbusinessonline.com/technology/chipotle-adds-sustainability-tracker-digital-orders

37 https://www.yum.com/wps/wcm/connect/yumbrands/f4734577-fc4b-42b1-981d-bf45d13faa38/2019-Citizenship-Planet.pdf?MOD=AJPERES&CVID=nl1B6C.

38 https://www.rbi.com/English/sustainability/planet/default.aspx

39 https://corporate.mcdonalds.com/content/dam/gwscorp/scale-for-good/McDonaldsCommitmentOnForests.pdf

40 https://www.plantbasednews.org/news/giants-mcdonalds-unilever-sign-manifesto-calling-responsible-soy-production

41 https://rspo.org/members/908/McDonalds-Corporation

42 https://corporate.mcdonalds.com/corpmcd/our-purpose-and-impact/our-planet/conserving-forests.html

43 https://www.thecheesecakefactory.com/corporate-social-responsibility/sustainable-sourcing

44 https://www.thecheesecakefactory.com/corporate-social-responsibility/sustainable-sourcing

45 https://www.thecheesecakefactory.com/assets/pdf/2019-CSR-Report-The-Cheesecake-Factory.pdf

46 https://www.yum.com/wps/wcm/connect/yumbrands/36baedf1-ae21-4ca2-9efd-366319419322/Yum%21+Brands+Global+Forest+Stewardship+Policy_FINAL.pdf?MOD=

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48 https://www.yum.com/wps/wcm/connect/yumbrands/f4734577-fc4b-42b1-981d-bf45d13faa38/2019-Citizenship-Planet.pdf?MOD=AJPERES&CVID=nl1B6C.

49https://www.cdp.net/ko/responses/20917?back_to=https%3A%2F%2Fwww.cdp.net%2Fko%2Fresponses%3Futf8%3D%25E2%259C%2593%26queries%255Bname%255D%3

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52 https://thehill.com/policy/finance/540377-sec-to-update-climate-related-risk-disclosure-requirements

53 https://engagements.ceres.org/ceres_engagementdetailpage?recID=a0l1H00000BZJH3QAP

54 https://www.tcfdhub.org/recommendations/

55 https://www.bloominbrands.com/our-commitment/our-environment

56 https://investors.bloominbrands.com/static-files/dae745f6-ef7c-42a5-bd22-2c0d7a8a5c41

57 https://www.blackrock.com/corporate/investor-relations/2020-larry-fink-ceo-letter

58 https://www.blackrock.com/corporate/investor-relations/larry-fink-ceo-letter

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61https://www.cdp.net/en/responses?utf8=%E2%9C%93&queries%5Bname%5D=McDonald%27s

62https://www.cdp.net/en/responses?utf8=%E2%9C%93&queries%5Bname%5D=restaurant+brands+international

63 https://www.blackrock.com/corporate/investor-relations/larry-fink-ceo-letter

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65 https://www.bbc.com/news/science-environment-47029485

66 https://www.forbes.com/sites/mikescott/2020/02/07/fast-food-companies-need-to-step-up-on-climate-water-action-investors-warn/?sh=6c988aea46de

67 https://www.bloominbrands.com/our-commitment/our-environment

68 https://www.bloominbrands.com/our-commitment/our-ingredients

69 https://investors.bloominbrands.com/static-files/d23c92c3-f0d2-4e94-8bc3-f9d451870739

70 https://www.capgemini.com/wp-content/uploads/2020/07/20-06_9880_Sustainability-in-CPR_Final_Web-1.pdf

71 https://www.nytimes.com/2021/03/31/climate/deforestation-amazon-brazil.html

72 https://www.washingtonpost.com/climate-environment/2021/03/31/climate-change-deforestation/

73 https://www.bloomberg.com/news/articles/2021-03-31/forest-destruction-surged-in-2020-even-as-global-economy-slowed

74 https://chainreactionresearch.com/report/deforestation-driven-reputation-risk-could-become-material-for-fmcgs/

75 https://chainreactionresearch.com/the-chain-jbs-cancels-2018-subsidiary-ipo-suspends-slaughter-at-7-locations-while-investigations-continue/

76 http://www.mightyearth.org/burger-king-commits-to-stop-destroying-rainforestsin-13-years/

77 https://www.bbc.com/news/uk-49973997

78 https://www.theguardian.com/environment/2017/mar/01/burger-king-animal-feed-sourced-from-deforested-lands-in-brazil-and-bolivia

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80 https://www.brandchannel.com/2015/04/22/mcdonalds-deforestation-042215/

81 https://journals.sagepub.com/doi/abs/10.1177/1096348014525632

82 https://restaurant.org/Downloads/PDFs/Research/sustainability_report_2018.pdf

83 http://climatecommunication.yale.edu/wp-content/uploads/2019/01/Climate-Change-American-Mind-December-2018.pdf

84 http://www.conecomm.com/research-blog/2014-cone-communications-food-issues-study

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